SECOND QUARTER 2007

UNAUDITED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

June 30, 2007

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
Canadian Dollars	UNAUDITED

As At	June 30, 2007	December 31, 2006

Assets (Notes 9 and 10)
Current
Cash and cash equivalents (Note 3)	1,178,832	1,345,483
Accounts receivable	2,493,861	2,202,698
Inventory (Note 4)	4,354,414	5,703,196
Prepaids and deposits (Note 5)	902,292	7,995,965
	8,929,399	17,247,342
Long term prepaids	137,294	137,294
Restricted cash (Note 6)	3,000,000	4,250,000
Property, plant and equipment (Note 7)	21,188,500	18,729,682
Mineral properties (Note 8)	51,443,163	44,608,237
Total Assets	84,698,356	84,972,555
Liabilities
Current Bank loan (Note 10)	8,067,594	-
Accounts payable and accrued liabilities (Note 18)	5,084,860	4,113,610
Current portion of long term debt (Note 11)	1,018,125	1,580,858
Deferred revenue	50,306	50,306
Other current liabilities	2,411,425	2,437,781
	16,632,310	8,182,555

Long term debt (Note 11)	5,424,484	6,911,321
Asset retirement obligation (Note 12)	307,016	1,100,000
Convertible debentures (Note 13)	29,101,883	28,537,087
	51,465,693	44,730,963

Shareholders’ equity
Share capital (Note 14)	48,278,706	47,489,830
Contributed surplus (Note 15)	11,978,615	10,236,663
Deficit	(27,024,656)	(17,484,901)
	33,232,663	40,241,592
Total Liabilities and Shareholders’ Equity	84,698,356	84,972,555
See accompanying notes to the unaudited interim consolidated financial statements.

Birch Mountain Resources Ltd.

Consolidated Statements of Loss, Comprehensive Loss and Deficit
For the three months ended June 30
Canadian Dollars		UNAUDITED
	3 Months Ended June 30, 2007	3 Months Ended June 30, 2006	6 Months Ended June 30, 2007	6 Months Ended June 30, 2006
Revenue
Sales revenue (Note 20)	4,269,313	87,829	4,864,797	87,829
Delivery revenue	540,602	-	804,260	-
Total revenues	4,809,915	87,829	5,669,057	87,829
Cost of goods sold	3,224,258	79,105	3,717,513	79,105
Delivery cost	517,334	-	773,065	-
Total cost of revenues	3,741,592	79,105	4,490,578	79,105

Gross profit	1,068,323	8,724	1,178,479	8,724

Expenses (Note 18)
Amortization and depletion	217,219	29,332	438,389	48,045
Interest, bank charges and accretion of debenture discount	1,047,294	10,725	1,990,909	12,787
Mineral exploration costs (Note 8)	122,179	201,144	229,731	474,954
Office	191,494	115,095	313,166	233,363
Professional fees	598,406	190,213	907,719	367,998
Indirect quarry costs	3,718,667	423,817	4,396,012	597,485
Salaries, wages and benefits	508,544	215,189	771,001	512,669
Shareholder services and marketing	265,411	341,361	590,787	601,356
Stock-based compensation (Note 17)	379,614	253,501	1,195,441	1,212,798
	7,048,826	1,780,377	10,833,155	4,061,455
Loss before other income	(5,980,503)	(1,771,653)	(9,654,676)	(4,052,731)

Interest and other income	68,312	164,358	114,921	380,157
Net loss and comprehensive loss for the period	(5,912,191)	(1,607,295)	(9,539,755)	(3,672,574)

Deficit, beginning of period	(21,112,465)	(9,355,906)	(17,484,901)	(7,290,627)
Deficit, end of period	(27,024,656)	(10,963,201)	(27,024,656)	(10,963,201)

Loss per share
Basic and diluted (Note 16)	(0.07)	(0.02)	(0.11)	(0.05)

See accompanying notes to the unaudited interim consolidated financial statements

Birch Mountain Resources Ltd.

Consolidated Statements of Cash Flows
For the three months ended June 30
Canadian Dollars			UNAUDITED
	3 Months Ended June 30, 2007	3 Months Ended June 30, 2006	6 Months Ended June 30, 2007	6 Months Ended June 30, 2006
OPERATING ACTIVITIES
Net loss	(5,912,191)	(1,607,295)	(9,539,756)	(3,672,574)
Adjustments for non-cash items:
Depletion and accretion on mineral properties	34,031	-	81,937	-
Amortization of capital assets	183,188	29,332	356,452	48,045
Accretion of unamortized financing costs	199,594	-	199,594	-
Accretion of unamortized debenture discount	285,572	-	564,796	-
Stock-based compensation	480,456	253,501	1,568,238	1,212,798
Changes in non-cash working capital balances:
Accounts receivable	(1,029,658)	(201,837)	(291,163)	(298,425)
Inventory	894,512	(1,066,415)	1,348,783	(1,488,763)
Prepaids and deposits (Note 5)	70,346	193,480	1,530,468	(258,131)
Accounts payable and accrued liabilities	1,315,610	5,258,497	1,875,344	2,206,276
Other current liabilities	(26,356)	-	(26,356)	(875,750)
Cash provided by (used in) operating activities	(3,645,588)	6,073,853	(2,331,663)	4,218,624
FINANCING ACTIVITIES
Issue of common shares for cash, net of share issue costs	183,500	148,425	673,463	380,987
Proceeds from bank loan, net of debt issue costs	3,000,000	-	7,868,000	-
Repayment of long-term debt	(657,771)	-	(894,766)	-
Repayment of capital lease	-	-	(1,154,806)	-
Cash provided by financing activities	2,525,729	148,425	6,491,891	380,987
INVESTING ACTIVITIES
Mineral properties (Note 5)	(1,330,409)	(7,567,368)	(2,761,609)	(17,049,378)
Restricted cash	-	(3,150,000)	1,250,000	(2,250,000)
Acquisition of property, plant and equipment	(2,009,202)	(298,734)	(2,815,270)	(382,518)
Cash used in investing activities	(3,339,611)	(11,016,102)	(4,326,879)	(19,681,896)
Increase (decrease) in cash and cash equivalents	(4,459,470)	(8,343,496)	(166,651)	(21,361,390)
Cash and cash equivalents, beginning of period	5,638,302	19,304,709	1,345,483	32,322,603
Cash and cash equivalents, end of period	1,178,832	10,961,213	1,178,832	10,961,213

See accompanying notes to the unaudited interim consolidated financial statements.

Birch Mountain Resources Ltd.

Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2007 and 2006
UNAUDITED

1.

Nature of operations and going concern uncertainty

Birch Mountain Resources Ltd. (the “Company”), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and developing its mineral leases and permits and operating a limestone quarry on its mineral leases in Northern Alberta.  At inception, the efforts of the Company were focused on exploration of precious metals and research into precious metals technology.  Since 2003, its focus has been on the development of its industrial minerals.  Company has two projects in its industrial minerals division, the Muskeg Valley Quarry and the Hammerstone Project, both of which involve developing and commercializing the limestone contained on the Company’s mineral leases.  The Muskeg Valley Quarry is a limestone aggregate quarry approved by the government regulators, which is operational.  The Hammerstone Project is a planned quarry expansion and quicklime and cement plants which is under development.  The Company must comply with conditions of the regulatory approvals such as to monitor ground water, report extraction and pay royalties thereon and then reclaim the site at the end of production.

The financial statements have been prepared on a going concern basis, which presumes the realization of assets and settlement of liabilities through the normal course of operations.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities that may be necessary should the Company be unable to continue as a going concern.    The Company has incurred a net loss of $9,539,755 for the six months June 30, 2007 and as of June 30, 2007 has an accumulated deficit of $27,024,656.

The Company’s continuation as a going concern is dependant upon its ability to generate sufficient cash flows to continue operations, to secure additional financing and to ultimately attain profitable operations.  Management is currently reviewing its strategy for additional financing, so that the Company can meet its obligations and sustain operations.  There can be no assurance however that the efforts will be successful.  These factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

2.

Significant accounting policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are set out in the audited consolidated financial statements for the year ended December 31, 2006.  Certain information and note disclosure normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles are not included.  Accordingly, these interim consolidated financial statements should be read together with the Company’s audited consolidated financial statements for the year ended December 31, 2006.

Changes in Accounting Policy

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1506, “Accounting Changes”, Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement” and Section 3861 “Financial Instruments – Disclosure and Presentation”. These new Handbook sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

Birch Mountain Resources Ltd.

Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2007 and 2006
UNAUDITED

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. Accounts payable, certain accrued liabilities, long-term debt and convertible debentures are classified as other liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. The Company did apply Section 3855 to the convertible debentures issued in December 2006 and the deferred financing charges were netted against convertible debentures.

Section 1506 “Accounting Changes” provides expanded disclosures for the changes in accounting policies, accounting estimates and correction of errors. Under the new standards, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or when the change results in more relevant and reliable information. There is no material impact to the Company’s consolidated financial statements as a result of implementing this new standard.

In addition, the Company has assessed the new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company.

As of January 1, 2008 the Company will be required to adopt new CICA standards, Section 3862 “Financial Instruments – Disclosures”, and Section 3863 “Financial Instruments – Presentation,” which will replace Section 3861 “Financial Instruments – Disclosures and Presentation.” The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements.  In addition, the Company will be required to adopt the new CICA Section 1535 “Capital Disclosures which will require companies to disclose their objectives, policies and processes for managing capital as well as disclosures as to include whether companies have complied with externally imposed capital requirements. The new requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

In January 2006, the CICA Account Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

The adoption of these new standards had no impact on the Company’s deficit position as at January 1, 2007.

3.

Cash and cash equivalents

At June 30, 2007, cash equivalents included $2,072,600 (December 31, 2006 - $683,962) invested in guaranteed investment certificates earning interest at rates of 2.9% (2006 - 2.9%).

4.

Inventory

Inventory consists of crushed limestone stockpiles (considered to be finished product), unprocessed limestone stockpiles and blasted but unexcavated material. Inventory includes direct production costs such as fuel, labour, contractors, production overhead and direct rock excavation work.  Inventory is recorded at the lower of cost or net realizable value.  The cost of finished products and in-process inventories is determined on an average cost basis.  At June 30, 2007, the Company has recorded inventory for work in progress of $2,305,231 (December 31, 2006 – $3,063,613) and for finished product of $2,049,183 (December 31, 2006 – $2,639,584).

Birch Mountain Resources Ltd.

Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2007 and 2006
UNAUDITED

5.

Prepaids and deposits

At December 31, 2006, an amount of $5,563,205 for costs associated with the purchase of mineral rights that management expected to recover in early 2007 was included as a short term deposit.  Additional information regarding the recoverability has lead to the reclassification of this amount as long term and it is has been included in mineral properties.

6.

Restricted cash

The Company pledged as collateral $2,000,000 against a demand operating line (Note 9), through assignment of one-year term deposits to the Royal Bank of Canada.  Additionally, the Company pledged as collateral $1,000,000 against future debt repayments of a leased crushing spread, through assignment of a guaranteed investment certificate to the Canadian Western Bank.

7.

Property, plant and equipment

	June 30, 2007			December 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computers and software	454,837	325,283	129,554	430,514	294,960	135,554
Leasehold improvements	66,111	43,410	22,701	42,076	39,025	3,051
Limestone processing plant	9,818,432	-	9,818,432	8,812,323	-	8,812,323
Mining equipment	11,189,111	293,383	10,895,728	9,433,692	6,193	9,427,499
Office equipment	645,834	323,749	322,085	640,450	289,195	351,255
	22,174,325	985,825	21,188,500	19,359,055	629,372	18,729,682

8.

Mineral properties

At June 30, 2007, the Company’s mineral property in the Athabasca region consisted of 13 (2006 – 32) permits, 56 (2006 – 22) lease applications and 69 (2006 – 69) leases for a total area of 315,146 (2006 – 402,801) hectares or 778,726 (2006 – 995,321) acres.

The Company has capitalized expenditures related to its industrial mineral projects and expensed amounts related to its mineral exploration and technology division.  Amounts capitalized and expensed related to mineral properties are as follows:

	Capitalized			Expensed for the period ended
	At June 30, 2007	For the 6 months ended June 30, 2007	At Dec 31, 2006	For the 3 months ended June 30, 2007	For the 6 months ended June 30, 2007
Asset retirement obligation	220,297	(820,359)	1,040,656	-	-
Administration	1,232,636	331,990	900,647	-	-
Assay and geological	114,835	-	114,835	-	-
Equipment	1,109,140	-	1,109,140	-	-
Land lease and permit	5,970,078	5,641,498	328,580	97,714	188,599
Materials, services and drilling	12,879,684	86,697	12,792,987	6,604	6,604
Site preparation	24,908,049	638,642	24,269,407	-	-
Stripping costs during operations	1,897,495	147,495	1,750,000	-	-
Salaries, wages and benefits	2,367,387	471,318	1,896,069	17,315	33,819
Stock-based compensation	1,402,779	356,951	1,045,828	-	-
Travel and accommodations	578,382	35,256	543,126	547	709
	52,680,763	6,889,488	45,791,275	122,179	229,731
Depletion	(1,237,600)	(54,562)	(1,183,038)
	51,443,163	6,834,926	44,608,237	122,179	229,731

Birch Mountain Resources Ltd.

Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2007 and 2006
UNAUDITED

	Capitalized			Expensed for the period ended
	At June 30, 2006	For the 6 months ended June 30, 2006	At Dec 31, 2005	For the 3 months ended June 30, 2006	For the 6 months ended June 30, 2006
Asset retirement obligation	1,105,000	745,000	360,000	-	-
Administration	1,281,337	470,200	811,137	-	8,477
Assay and geological	105,744	-	105,744	-	-
Equipment	329,760	297,631	32,129	-	-
Land lease and permit	82,935	23,127	59,808	117,793	238,711
Materials, services and drilling	8,181,615	3,129,440	5,052,175	29,890	145,600
Site preparation	17,521,714	11,519,887	6,001,827	-	-
Salaries, wages and benefits	753,154	145,392	607,762	22,608	51,188
Stock-based compensation	870,961	415,713	455,248	-	-
Travel and accommodations	479,806	196,662	283,144	30,853	30,978
	30,712,026	16,943,052	13,768,974	201,144	474,954
Depletion	-	-	-	-	-
	30,712,026	16,943,052	13,768,974	201,144	474,954

9.

Operating line of credit

The Company has a revolving credit facility with a Canadian chartered bank that provides two types of credit.  The first is a revolving demand loan, by way of either, bank’s prime based loans, letters of credit or letters of guarantee in the amount of $2,000,000.  The second provides for a revolving lease line of credit by way of approved lease agreements to acquire capital assets in the amount of $1,455,663.  The Company provided a general security agreement over all assets as collateral for this credit facility.  A $2,000,000 (2006 – $2,000,000) letter of credit was drawn against the revolving demand facility as guarantee to the Alberta Government for future site reclamation obligations as outlined in Note 11.

10.

Bank loan

At June 30, 2007, the Company had a non-revolving senior secured credit facility of $15.5 million repayable on June 30, 2008 with an option to extend the term for an additional year.  The facility bears interest, calculated and payable monthly, at CIBC prime rates plus 3%. The Company provided a first floating charge debenture over the Company’s mineral properties and a general security agreement over all assets as collateral for this facility.  At June 30, 2007, the Company had drawn $8.5 million against this facility and had incurred $632,000 of deferred financing charges for arranging this financing. Deferred financing charges will be amortized over the term of the facility.  The facility had an effective interest rate of 9.0% during the quarter.  Some restrictions apply for further advances on the facility.

Birch Mountain Resources Ltd.

Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2007 and 2006
UNAUDITED

11.    Long term debt

	June 30, 2007	December 31, 2006
Equipment loan (a)	6,442,609	7,337,373
Capital lease (b)	-	1,154,806
Total long term debt	6,442,609	8,492,179
Less: current portion	1,018,125	1,580,858
Long term portion	5,424,484	6,911,321

(a) In 2006, the Company entered into a financing agreement with a Canadian lending institution to finance a spread of crushing equipment costing $6,922,050 plus GST.  The original loan amount was $7,337,373 with an interest rate of 6.02%.  The loan is to be paid off over five years based on blended principal and interest payments of $114,932 per month commencing on January 22, 2007.  The loan is non-revolving and is collateralized by the equipment and a $1,000,000 guaranteed investment certificate on deposit at the institution.  Interest expense relating to the equipment loan for the six months ended June 30, 2007 was $210,150 (six months ended June 30, 2006 – nil).

Principal payment requirements on the equipment loan over the next five years are as follows:

Remainder of 2007	501,400
2008	1,049,243
2009	1,115,176
2010	1,184,193
2011 and thereafter	2,592,597
6,442,609
Less current portion	1,018,125
Long term portion	5,424,484

(b) As part of the Company’s operating line of credit, outlined in Note 9, the Company financed a piece of quarry equipment costing $1,235,000 at an annualized interest rate of 6.6% with a five year repayment term. On March 16, 2007, the Company completed a lease buyout with the Royal Bank of Canada for the lease on the quarry equipment.  The Company’s lease line of credit was closed and the restriction on a GIC for security of $1,250,000 was released.

12.

Asset retirement obligation

The Company has estimated the total discounted future cost of reclaiming the site of its limestone quarry to be $307,016 (2006 - $1,100,000).  The total future undiscounted costs are estimated at $1,738,983 (2006 - $2,849,650). This amount is based on estimates provided by consulting engineers to the Company for costs that would be incurred by third parties to return the quarry to its reclaimed status as defined under the Company’s environmental and operating permits.  Costs are allocated to two categories and the future site reclamation timing is determined by management for each category.  Site infrastructure will service the quarry for its estimated fifty five year life and the initial production quarry area is estimated not to be reclaimed for ten years.  The discounted future cost estimates have been determined by management using a 3% inflation rate and a 9.0% credit adjusted risk free rate.  The amounts are subject to measurement uncertainty with respect to costs in the local market for third parties to perform this work, the actual timing of reclamation, the inflation rate used and the discount rate used.  A $2,000,000 (2006 - $2,000,000) irrevocable standby letter of credit was drawn on the Company’s operating line of credit as a guarantee to Alberta Environment for the estimated future reclamation.

	For the six months ended June 30, 2007	For the year ended December 31, 2006
Balance, beginning of period	1,100,000	360,000
Change in estimate	(820,359)	(34,415)
Additional provision	-	715,071
Accretion expense	27,375	59,344
Balance end of period	307,016	1,100,000

Birch Mountain Resources Ltd.

Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2007 and 2006
UNAUDITED

13.

Convertible debentures

	For the six months ended June 30, 2007	For the year ended December 31, 2006
Convertible debentures	34,500,000	34,500,000
Debt issuance costs	(1,205,614)	(1,264,842)
Unamortized discount	(4,192,503)	(4,698,071)
Carrying value	29,101,883	28,537,087

During 2006, the Company issued convertible unsecured subordinated debentures pursuant to a public offering having a face value of $34.5 million and maturing on December 31, 2011.  The debentures are convertible into 10,454,545 common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share.  During the six months ended June 30, 2007, no debentures were converted into shares.

The debentures are unsecured and bear interest at 6% and interest is payable semi-annually commencing on June 30, 2007.  Interest expense relating to the debentures for the six months ended June 30, 2007 was $1,184,385 (2006 – nil) and was paid on June 30, 2007.  This is stated interest only.

The Company has classified the debentures in the financial statements according to the separate debt and equity component parts resulting in $4,775,000 being allocated to contributed surplus representing the relative fair value of the conversion feature and $29,725,000 being allocated to the carrying value of the convertible debentures.  The effective interest rate method was used to determine the allocation to debt and equity and was determined to be 9.97%.

In connection with the debenture issue, the Company paid professional fees in the sum of $1,468,025.  These fees have been allocated to debt and equity on the same pro-rata basis used to allocate the original proceeds.  The debentures are shown net of the issue costs of $1,205,614 (2006 – $1,264,842) and the resulting carrying value of the convertible debentures will be accreted to the $34,500,000 principal amount over the term to maturity using the effective interest method with the corresponding interest expense being included in the consolidated statements of loss.  The accretion of the discount on the convertible debentures for the six months ended June 30, 2007 was $564,796 (2006 – nil) and is included in interest and bank charges.

14.

Share capital

(a)

Authorized capital

Unlimited number of common voting shares

Unlimited number of preferred shares, issuable in series

Unlimited number of non-voting shares

(b)

Issued - Common shares

	Number	Amount
Balance December 31, 2006	81,278,487	47,489,830
Activity during the six months ended June 30, 2007
Issued for cash on exercise of options	1,728,750	673,463
Reclassified from contributed surplus upon exercise of options	-	115,413
Balance June 30, 2007	83,007,237	48,278,706

Birch Mountain Resources Ltd.

Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2007 and 2006
UNAUDITED

14.  Share capital (continued)

(c)  Options

The Company has a stock option plan that was established in 1994 and has been subsequently amended by the shareholders, including most recently in 2006.   The purpose of the plan is to offer persons who provide services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain an interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons.   The plan contains provisions stating that the option period may not exceed ten years and the aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time.  The options currently vest over a period of eighteen months.  The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms and vesting of the grants.  When options are granted, the Compensation Committee sets the strike price equal to the closing price on the Toronto Stock Exchange for the previous day.  The Company has outstanding options on common shares as follows:

	Number of Options	Exercise Price Range ($)	Weighted Average Exercise Price ($)	Expiry Date
December 31, 2006	7,252,070	0.26 – 8.78	2.00	2007- 2011
Granted	2,260,313	2.80 – 3.46	3.06	2012
Exercised	1,728,750	0.26 – 2.48	0.39	2007- 2009
June 30, 2007	7,783,633	0.30 – 8.78	2.66	2008 -2012

Stock options outstanding and exercisable as at June 30, 2007 are as follows:

Exercise Price ($)	Number of Options Outstanding	Number of Options Exercisable	Expiry Date
0.30	1,260,000	1,260,000	October 2008
0.53	125,000	125,000	May 2009
0.55	1,479,500	1,479,500	August 2009
0.74	7,500	7,500	November 2009
2.35	217,500	217,500	January 2010
2.48	1,038,820	1,038,820	March 2010
2.09	262,500	262,500	April 2010
7.81	225,000	225,000	November 2010
8.78	592,500	444,375	January 2011
8.60	30,000	22,500	April 2011
8.00	125,000	93,750	May 2011
4.40 2.80 3.46 3.12	160,000 725,000 300,000 1,235,313	80,000 725,000 100,000 308,828	August 2011 January 2012 April 2012 June 2012
2.66	7,783,633	6,390,273	2008 - 2012

15.

 Contributed surplus

	For the six months ended June 30, 2007	For the year ended December 31, 2006
Balance, beginning of period	10,236,663	1,774,873
Options granted to employees, directors and officers	1,552,394	4,018,711
Options granted to advisors	304,971	96,739
Cancellation of options granted to advisors	-	(127,087)
Options exercised and reclassed to share capital	(115,413)	(98,390)
Convertible debenture proceeds allocated to contributed surplus, net of debt issue costs (Note 13)	-	4,571,817
Balance, end of period	11,978,615	10,236,663

Birch Mountain Resources Ltd.

Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2007 and 2006
UNAUDITED

16.  Loss per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year.  For purposes of the calculations, the weighted-average number of shares outstanding was 82,340,237 (2006 – 81,002,073).  All of the outstanding options have been excluded from the calculation of diluted loss per share for all periods presented as the effect common shares issuable upon exercise of share options is anti-dilutive.   All of the Company’s outstanding options are available for dilution in future periods.  Furthermore, all of the outstanding debentures have been excluded from the calculation of diluted loss per share for all periods as the effect common shares issuable upon conversion is anti-dilutive.

17.

Stock-based compensation and stock-based expenses

	For the 3 months ended June 30, 2007	For the 3 months ended June 30, 2006	For the 6 months ended June 30, 2007	For the 6 months ended June 30, 2006
Stock-based compensation for stock issued and vested in the current period	111,618	145,257	761,368	741,490
Stock-based compensation for stock issued in prior periods and vested in the current period	335,822	241,068	791,026	887,021
Less stock-based compensation capitalized in mineral properties	(67,826)	(132,824)	(356,953)	(415,713)
Net stock-based compensation expense	379,614	253,501	1,195,441	1,212,798
Stock-based expenses for options issued to non employees included in professional fees (i)	100,852	70,027	135,481	133,571
Stock-based expenses for options issued to non employees included in shareholder services (i)	-	-	169,500	-
Total stock-based expenses	480,466	323,528	1,500,422	1,346,369

(i) Expenses included in professional fees and shareholder services were valued based on the market price of the stock at the time of the transaction.

The Company uses the Black-Scholes option-pricing model to estimate the fair-value for stock-based compensation for employees, directors, officers and non employees.  The vesting period of the options is eighteen months and their fair value was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions during the three month period ended:

	2007	2006
Weighted average fair value	$3.19	$8.60
Total fair value of options granted during the period	$1,978,080	$116,433
Expected life	2 years	2 years
Risk-free interest rate	4.00%	4.00%
Expected volatility	70%	80%
Annual dividends	nil	nil

Prior to January 1, 2003, the Company was not required to recognize compensation expense for options granted to employees, directors, officers and non employees.  Had the fair-value method been used from January 1, 2001 to January 1, 2003, the Company’s net loss and net loss per share for the three month period ended, adjusted for the amortization of stock options issued in prior periods into stock based expenses, would have been as follows:

	2007	2006
Pro-forma loss	(9,539,755)	(3,686,073)
Loss per share, basic	(0.07)	(0.05)

Birch Mountain Resources Ltd.

Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2007 and 2006
UNAUDITED

18.

 Related-party transactions

The Company incurs transactions with related parties, in the normal course of business.  The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties and were as follows:

	For the 3 months ended June 30, 2007	For the 3 months ended June 30, 2006	For the 6 months ended June 30, 2007	For the 6 months ended June 30, 2006
Professional fees related to promotions paid to a company controlled by the spouse of a director and reported in shareholder services	-	-	-	5,700
Consulting and legal fees paid to companies owned by officers and reported in professional fees	5,344	10,900	11,992	24,966
Legal fees paid to a law firm in which an officer was a partner and reported in professional fees.	136,296	54,666	198,619	54,891
Wages paid to a related party employee and reported in salaries and benefits	10,440	24,630	20,973	34,435

At June 30, 2007, $150,139 (2006 - $21,452) of these amounts were included in accounts payable.

19.

Segmented information

The Company's principal business segment is Industrial Minerals and is focused on the acquisition, development and operation of its mineral leases and permits for the purpose of manufacturing and selling limestone products.  The Company also engages in ongoing exploration and research of mineral technology.  In identifying these segments the Company considers the organizational structural and areas of budget responsibility as well as the general corporate philosophy.  The Industrial Minerals division generates its revenue from the sale of limestone products such as aggregates and reagent products.  The Mineral Exploration and Technology division could generate income from the sale of technology patents or significant valuable mineral or metals discoveries.  The accounting for revenue, expense and assets attributed to each segment is based on each transaction, which is coded to separate general ledger department codes for each segment.  The Company’s activities are focused in Western Canada and all the Company’s assets are located in Alberta.

For the three months ended June 30	Industrial Minerals	Mineral Exploration	Corporate	Total
2007
Sales revenue	4,809,915	-	-	4,809,915
Cost of sales	3,741,592	-	-	3,741,592
Interest income		-	68,312	68,312
Expenses	3,718,666	122,179	3,207,981	7,048,826
Net loss	(2,650,343)	(122,179)	(3,139,669)	(5,912,191)
Assets	79,491,423	206,040	5,000,893	84,698,356
2006
Sales revenue	87,829	-	-	87,829
Cost of sales	79,105	-	-	79,105
Interest income	-	-	16,4358	164,358
Expenses	423,817	201,144	1,155,416	1,780,377
Net loss	(415,093)	(201,144)	(991,058)	(1,607,295)
Assets	33,726,067	47,260	15,383,546	49,106,873

Birch Mountain Resources Ltd.

Notes to the Consolidated Financial Statements
For the quarters ended June 30, 2007 and 2006
UNAUDITED

19.  Segmented information (continued)

For the six months ended June 30	Industrial Minerals	Mineral Exploration	Corporate	Total
2007
Sales revenue	5,669,057	-	-	5,669,057
Cost of sales	4,490,578	-	-	4,490,578
Interest income		-	114,921	114,921
Expenses	4,396,012	229,731	6,207,412	10,833,155
Net loss	(3,217,533)	(229,731)	(6,092,491)	(9,539,755)
Assets	79,491,423	206,040	5,000,893	84,698,356
2006
Sales revenue	87,829	-	-	87,829
Cost of sales	79,105	-	-	79,105
Interest income	-	-	380,157	380,157
Expenses	597,485	474,954	2,989,016	4,061,455
Net loss	(588,761)	(474,954)	(2,608,859)	(3,672,574)
Assets	33,726,067	47,260	15,383,546	49,106,873

20.

  Financial instruments

Concentration of credit risk

The Company provides credit to most of its customers in the ordinary course of business, and generally collateral or other security is not required.  The Company conducts ongoing credit evaluations of its customers and maintains allowances for potential credit losses. During the quarter ended June 30, 2007, the Company had one major customer that accounted for 73% of our revenues and 81% of our accounts receivable. The loss of any one of our large customers could have a material adverse effect on our financial position, results of operations and cash flows, however, these particular customers are large, well-known and respected entities in their industry and management does not consider the risk unmanageable.

Fair values

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, deposits, accounts payable, bank loan, long-term debt, other current liabilities and convertible debentures approximates their fair value because of the short-term maturities of these items.

21.

Comparative figures

Certain comparative figures have been reclassified to confirm with presentation adopted in the current year.